FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Ultrapar announces signature of the definitive contract for the acquisition of CANAMEX

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Ultrapar announces signature of the definitive contract for the acquisition of CANAMEX

São Paulo, Brazil, October 15, 2003 – ULTRAPAR PARTICIPAÇÕES S.A. (BOVESPA:UGPA4/NYSE:UGP), a company engaged in LPG distribution (Ultragaz), chemical and petrochemical production (Oxiteno) as well as transportation and storage business (Ultracargo), announces that it has signed a final contract to acquire the chemical business of the Berci Group (CANAMEX), as anticipated in the material fact announced on July 18, 2003.

Over the past few months, we have conducted further environmental, accounting, business and financial due diligence, resulting in a final overall price of US$ 10.25 million for the business (such price does not include assumption of any of CANAMEX’s debt). Closing is subject to certain conditions precedent usually present in such contracts. We expect closing to take place during the month of November.

ULTRAPAR PARTICIPAÇÕES S.A.

Fabio Schvartsman
CFO and Investor Relations Director

For more information, please contact:
Ultrapar Participações S.A.
Investor Relations Department
Phone: 55 11 3177-6695
E-mail: Invest@ultra.com.br

This document may contain forecasts as to future events. Such forecasts reflect merely expectations on the part of the Company’s management. Words such as “believe”, “expect”, “plan”, “strategy”, “prospect”, “forecast”, “estimate”, “project”, “anticipate”, “can” and other words with a similar meaning, are to be understood as preliminary declarations as to future expectations and projections. Such declarations are subject to risks and uncertainties forecasted or otherwise by the Company and may make the effective results significantly different from those that have been projected. For this reason, the reader should not base his/her decisions solely on these estimates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman
Name: Title:	Fabio Schvartsman Chief Financial Officer

Date: October 15, 2003